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                                                                      EXHIBIT 9


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY




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                                     :
MARY HUNTER,                         :
                                     :
               Plaintiff,            :
                                     :
          -against-                  :
                                     :          C.A. No. 16772
JOHN F. O'BRIEN, ERIC A. SIMONSEN,   :
JAMES R. MCAULIFFE, NEAL J. CURTIN,  :
JAMES A. COTTER, JR., J. BARRY MAY,  :
DONA SCOTT LASKEY, ALLMERICA         :
FINANCIAL CORPORATION and            :
CITIZENS CORPORATION,                :
                                     :
               Defendants.           :
                                     :
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                      SHAREHOLDER'S CLASS ACTION COMPLAINT
                      ------------------------------------

          Plaintiff, by her attorneys, for her complaint against defendants, alleges upon personal knowledge as to herself, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other
       ----- ----
allegations herein, as follows:

                              NATURE OF THE ACTION
                              --------------------

          1. This is a stockholder's class action on behalf of the public stockholders of Citizens Corporation ("Citizens" or the "Company"), against its directors and the controlling shareholder of Citizens in connection with the proposed acquisition of the publicly owned shares of Citizens common stock by its controlling shareholder, defendant Allmerica Financial Corporation ("Allmerica").
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          2.   The consideration that Allmerica has offered to members of the
Class (as defined below) in the proposed transaction is unfair and inadequate because, among other things, the intrinsic value of Citizens' common stock is materially in excess of the amount offered, giving due consideration to the Company's growth and anticipated operating results, net asset value and profitability.

                                  THE PARTIES
                                  -----------

          3. Plaintiff is and at all relevant times has been the owner of shares of Citizens common stock.

          4. (a) Citizens is a Delaware corporation with its principal executive offices at 440 Lincoln Street, Worcester, Massachusetts, 01653. Citizens underwrites personal and commercial property and casualty insurance in Michigan.

               (b) As of August 1, 1998, Citizens had approximately 35 million shares of common stock outstanding, held by hundreds of shareholders of record. Citizens common stock is listed and traded on the New York Stock Exchange.

          5. (a) Defendant Allmerica is a Delaware corporation with its principal executive offices located at 440 Lincoln Street, Worcester, Massachusetts, 01653. Allmerica, a holding company, markets insurance and retirement savings products and services to individual and institutional clients.
               (b) Allmerica holds approximately 82.5% of the outstanding common stock of Citizens. As such, Allmerica and its representatives on the Citizens board effectively control and dominate Citizens' affairs. Allmerica, therefore, is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Citizens.

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          6.   (a)  Defendants John F. O'Brien ("O'Brien"), Eric A. Simonsen,
James R. McAuliffe, Neal J. Curtin, James A. Cotter, Jr., J. Barry May and Dona Scott Laskey constitute the Board of Directors of Citizens (collectively, the "Individual Defendants").

               (b) In addition, at all relevant times, defendant O'Brien served as President, Chief Executive Officer and Chairman of the Board of the Company and President and Chief Executive Officer of Allmerica. Defendant Simonsen also serves as a Vice President of Allmerica.

          7. Each Individual Defendant and Allmerica owed and owes Citizens and its public stockholders fiduciary obligations and were and are required to: use their ability to control and manage Citizens in a fair, just and equitable manner; act in furtherance of the best interests of Citizens and its public stockholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of its public stockholders.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          8. Plaintiff brings this action pursuant to Rule 23 of the Rules of this Court, on behalf of herself and all other public shareholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them) and their successors in interest, who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

          9. This act is properly maintainable as a class action for the following reasons:

               a. The Class is so numerous that joinder of all members is impracticable. There are in excess of 35 million shares of Citizens common stock which are outstanding, held by hundreds, if not thousands, of record and beneficial stockholders.

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               b.  There are questions of law and fact that are common to the
Class and that predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
                              ----- ----

                        i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits Allmerica at the expense of the members of the Class;

                       ii) Whether the Individual Defendants, as officers and/or directors of the Company, and Allmerica, the controlling stockholder of Citizens are violating their fiduciary duties to plaintiff and the other members of the Class;

                      iii) Whether plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

                       iv) Whether defendants have initiated and timed their buy-out of Citizens public shares to unfairly benefit Allmerica at the expense of Citizens' public shareholders.

               c. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by defendants' actions .

               d. Plaintiff is committed to prosecuting this action and has retained competent counsel experience in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

         10. On or about April 30, 1998, Citizens announced strong earnings for the first quarter of 1998. Net operating income for the 1998 first quarter increased 36% to $21.2 million, or $0.60 per share, as compared to $15.6 million, or $0.44 per share, for the comparable quarter in 1997.

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         11.  Thereafter, the Company reported disappointing earnings for the second quarter. Commenting on these results, defendant O'Brien stated that they were primarily due to record catastrophe losses. O'Brien stated, however, that "As we go forward, we will continue to leverage our distribution strengths, particularly in affinity marketing, and to pursue growth opportunities in Indiana and Ohio that will deliver greater value to our shareholders."

         12. On or about October 27, 1998, Allmerica announced that it, or one of its wholly-owned subsidiaries, shortly will commence a cash tender offer to acquire all of the outstanding shares of Citizen that it already does not own at a price of $29.00 per share, for an aggregate of about $171 million (the "Proposed Transaction"). Giving consideration to Citizens' historical financial success and bright prospects, the Proposed Transaction represents an inadequate premium over the market price of Citizens on October 26, 1998.

         13. According to defendants, any shares not purchased in the tender offer will be acquired for the same price in a second-step merger.

         14. Any transaction to acquire the Company at the price being considered does not represent the true value of the Company and is unfair and inadequate. As recently as July 1998, the Company's shares traded at values far exceeding the price offered in the Proposed Transaction.

         15. The price that Allmerica has offered has been dictated by Allmerica to serve its own interests, and is being crammed down by Allmerica and its representatives on Citizens' Board to force Citizens' public shareholders to relinquish their Citizens shares at a grossly unfair price.

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         16.  Allmerica, by reason of its approximate 82% ownership of Citizens'
outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to Citizens' public shareholders.

         17. Because Allmerica is in possession of proprietary corporate information concerning Citizens' future financial prospects, the degree of knowledge and economic power between Allmerica and the class members is unequal, making it grossly and inherently unfair for Allmerica to obtain the remaining Citizens' shares at the unfair and inadequate price that it has proposed.

         18. By offering a grossly inadequate price for Citizens' shares and by using its control as a means to force the consummation of the transaction, Allmerica is violating its duties as a controlling shareholder.

         19. Any purported review of the transaction by a special committee of "independent directors" would be a sham given Allmerica's domination and control of the Citizens Board.

         20. Any buy-out of Citizens public shareholders by Allmerica on the terms offered, will deny class members their right to share proportionately and equitably in the true value of Citizens' valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

         21. Because Allmerica is a controlling shareholder of Citizens and dominates its Board, no auction or market check can be effected to establish Citizens' worth through arm's-length bargaining. Thus, Allmerica has the power and is exercising its power to acquire Citizens' shares and dictate terms which are in Allmerica's best interest, without competing bids

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and regardless of the wishes or best interests of the class members or the intrinsic value of Citizens' stock.

         22. By reason of the foregoing, defendants have breached and will continue to breach their duties to the public shareholders of Citizens and are engaging in improper, unfair dealing and wrongful and coercive conduct.

         23. Plaintiff and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

         24. Plaintiff and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

         WHEREFORE, plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class and against defendants as follows:

              A. Declaring that this action is properly maintainable as a class action, and certifying plaintiff as a class representative;

              B. Enjoining the proposed transaction and, if the transaction is consummated, rescinding the transaction;

              C. Awarding plaintiff and the Class compensatory damages and/or rescissory damages;

              D. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for plaintiff's attorneys' and experts' fees; and

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              E. Granting such other, and further relief as this Court may deem to be just and proper.


                                 ROSENTHAL, MONHAIT, GROSS
                                       & GODDESS, P.A.

                                 By:  /signature/
                                    -----------------------
                                 Suite 1401 Mellon Bank Center
                                 Post Office Box 1070
                                 Wilmington, Delaware  19899
                                 (302) 656-4433
                                 Attorneys for Plaintiff




OF COUNSEL:

Joseph H. Weiss
WEISS & YOURMAN
551 Fifth Avenue
Suite 1800
New York, NY 10178
(212) 682-3025

Steven G. Schulman
U. Seth Ottensoser
MILBERG WEISS BERSHAD HYNES
 & LERACH LLP
One Pennsylvania Plaza
New York, NY 10119
(212) 594-5300

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